SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For December 1 to December 31 2004

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by fur-nishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of 5 pages

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 , 333-13686, 333-111112 ,333-111113 AND 333-109766), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release: NICE Announces Enhanced Choices for Avaya`s IP Contact Centers. Dated December 21, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

Dated: January 4, 2005

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NICE Announces Enhanced Choices for Avaya`s IP Contact Centers

Release extends long-standing partnership with Avaya Inc., by using Avaya Communication Manager API to meet customer demand for flexible software-only recording solutions

Ra`anana, Israel, December 21, 2004 - NICE Systems (NASDAQ: NICE) the global provider of advanced solutions that enable organizations to extract insight from interactions to drive performance, today announced an important advance in support of Avaya`s IP-based contact center solutions.  NICE Systems today released its recording and quality management solution suite designed to work with the latest version of the Avaya Communication Manager software application programming interface (API). This enables seamless integration between Avaya`s contact center solutions, the Avaya Communication Manager - the industry`s leading IP telephony software, and the advanced capabilities of the NICE solution suite, resulting in greater agent productivity, simplified management, and increased operational effectiveness.

This software-only solution, certified by Avaya, can handle the recording and quality monitoring needs for Avaya networked environments - providing maximum flexibility and helping businesses migrate to IP telephony at the path and pace of their choosing.  The scalability of the solution allows it to serve users ranging from small branches to large-scale multi-site organizations, and provides centralized recording for distributed environments.

With this release, users are able to combine the new and advanced capabilities of Avaya Communication Manager with the reliability and functionality of NICE solutions.  NICE`s integrated solutions provide recording, evaluation and analysis of customer interactions, and enable users to benefit from the insight contained in these interactions to drive business performance. As part of the advanced capabilities of the offering, the system allows real-time supervisor monitoring of calls while they are being recorded, as well as integration with advanced storage solutions. The result is simpler and more cost-effective management of recorded interactions.

"We are extremely pleased to advance our support for Avaya`s IP-based contact center solutions with this release of NICE applications for the Avaya Communication Manager API.  The integration of our technologies constitutes the most innovative solution available today to enable our valued base of joint customers, with a high-quality, cost-efficient migration to IP," said Koby Huberman, NICE corporate vice president for business development and strategic alliances. "This is an important evolution of our partnership and demonstrates another example of NICE`s collaboration with Avaya.  As we look to the future, we are committed to continue working with Avaya on further development of our partnership with new solutions and joint marketing."

About NICE

NICE Systems is the global provider of advanced solutions that enable organizations to extract the value hidden within multimedia interactions. NICE solutions sharpen the awareness of organizations to help them generate insight from interactions for improved decision-making, better performance and enhanced security.  NICE has more than 15,000 customers in over 100 countries, including the world`s top ten banks and over 65% of the Fortune 100. More information is available at www.nice.com.

About Avaya

Avaya Inc. designs, builds and manages communications networks for more than 1 million businesses worldwide, including over 90 percent of the FORTUNE 500®.  Focused on businesses large to small, Avaya is a world leader in secure and reliable Internet Protocol (IP) telephony systems and communications software applications and services.  Driving the convergence of voice and data communications with business applications - and distinguished by comprehensive worldwide services - Avaya helps customers leverage existing and new networks to achieve superior business results.  For more information visit the Avaya website: http://www.avaya.com.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceContact, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Galit Sadan	NICE Systems galit.sadan@nice.com	++972-9-775-3745
Investors
Rhona Blotman	NICE Systems Rhona.blotman@nice.com	++972-9-775-3030

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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